KPMG LLP

Two Financial Center

60 South Street

Boston, MA 02111

February 15, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Highland Energy MLP Fund, Highland Global Allocation Fund, Highland Premier Growth Equity Fund, Highland Small-Cap Equity Fund, Highland Total Return Fund, Highland Tax-Exempt Fund, and Highland Fixed Income Fund (the Funds), each a series of Highland Funds II (the Trust), and, under the dates of November 28, 2017 and November 22, 2016, we reported on the financial statements of the Funds as of and for the years ended September 30, 2017 and 2016, respectively. On September 28, 2018, we were dismissed.

We have read the statements made by the Trust included under Item 13(a)(4) of Form N-CSR dated February 11, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Trust’s statements that (a) neither Management, the Trust, nor anyone on their behalf consulted with PricewaterhouseCoopers (PwC) on the items listed, and (b) Management ultimately took the position that certain transactions involving a hard-to-value security were orderly and revised certain non-observable inputs to the fair value model for that security.

Very truly yours,

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.